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                                                                       EXHIBIT C

                          NATIONAL AUTO CREDIT, INC.
                                  LETTERHEAD


April 5, 2000

James J. Cotter, Chairman                  James J. Cotter, Chairman
Reading Entertainment, Inc.                FA, Inc.
One Penn Square West                       c/o Reading Entertainment, Inc.
30 South Fifteenth Street, Suite 1300      One Penn Square West
Philadelphia, PA 19103-4831                30 South Fifteenth Street, Suite 1300
                                           Philadelphia, PA 19103-4831


     Re:  Acquisition of Additional 1/3 Membership interest in
          Angelika Film Center, LLC

Dear Mr. Cotter:

National Auto Credit, Inc. ("National") and its wholly-owned subsidiary, National Cinemas, Inc. ("National Cinemas"), have entered into an agreement (the "Angelika Agreement") with FA, Inc. and Reading Entertainment, Inc. ("RDG" and collectively with its consolidated subsidiaries, "Reading") to acquire a 50% membership interest in Angelika Film Centers, LLC ("AFC"). The purpose of this letter is to set out the terms under which Reading has agreed to grant to National an option to acquire an Additional 1/3 Membership Interest in AFC.

A.   The Option Grant:  For good and valuable consideration, the receipt and
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     sufficiency of which is hereby acknowledged, Reading does hereby grant to
     National that option more specifically described hereinbelow.

B.   Exercise Option:  National will have a period of forty-five (45) days,
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     through and including May 20, 2000 in which to determine whether or not it wishes to proceed with the acquisition of the 1/3 Membership Interest owned by Reading that is not subject to the Angelika Agreement (the "Subject Interest"), for a purchase price of $9,000,000, on substantially the same terms and conditions set forth in the Angelika Agreement (except as otherwise provided herein). If National determines that it wishes to exercise the option, it will give written notice of that election to Reading within this period. Thereafter, National and Reading will cooperate and work in good faith to complete the definitive documentation necessary to complete the transaction, with an intention to close such transactions within thirty (30) days of the date of such election. Closing shall be subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act.

C.   Exclusivity:  Reading agrees to deal exclusively with National during the
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     term of this
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     option, other then its ongoing discussions with Citadel Holding
     Corporation.

D.   Form and Payment of the Purchase Price: The purchase price of $9,000,000
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     will be paid in full at the Closing by the issuance of the Common Stock of
     National, priced at $1.50 per share. In the event that National lacks sufficient authorized and unissued shares to pay the entire purchase price in Common Stock, it will pay the balance in cash by wire transfer of currently available funds. National will grant to Reading registration rights equivalent to the registration rights granted to Reading pursuant to the Angelika Agreement.

Sincerely,

/s/ David L. Huber

David L. Huber
Chairman of the Board and
Chief Executive Officer

ACCEPTED AND AGREED
AS OF THIS 5/th/ DAY
OF APRIL, 2000

READING ENTERTAINMENT, INC.

By:  /s/ S. Craig Tompkins
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Its: Vice Chairman
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